SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: November 2, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 2, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated November 2, 2006 referenced as:

“EnCana renews Normal Course Issuer Bid to purchase up to 10 percent of outstanding shares”

EnCana renews Normal Course Issuer Bid
to purchase up to 10 percent of outstanding shares
More than half of expected 2007 gas and oil sales hedged with downside price protection
Calgary, Alberta, (November 2, 2006) — EnCana Corporation (TSX & NYSE: ECA) has received approval for renewal of the company’s Normal Course Issuer Bid (NCIB) from Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 80,187,347 of its common shares, representing 10 percent of the public float of approximately 801,873,475 common shares outstanding as at October 20, 2006. As at October 20, 2006 there were approximately 804,670,455 common shares issued and outstanding in total. EnCana plans to fund its share purchases under the renewed bid with cash flow and proceeds from potential dispositions. During 2006 under its previous NCIB, EnCana purchased 61,091,100 common shares, representing approximately 7.1 percent of the company’s outstanding shares on October 25, 2005, at an average price of approximately US$48.67 per common share, including commissions.
“We plan to complete the purchase of 10 percent of our outstanding shares by year-end 2006, up from the 7.1 percent purchased to date, and to target additional share purchases in 2007 with proceeds from our planned divestitures. In addition, with a significant hedging program in place, we expect substantial free cash flow would be generated that could be used for additional share purchases, debt reduction or increased dividends,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
For 2007, more than half of EnCana’s expected gas and oil sales hedged with downside price protection
EnCana has about 1.71 billion cubic feet per day (Bcf/d) of expected 2007 gas sales with downside price protection, comprised of 1.47 Bcf/d under fixed price contracts at an average price of $8.46 per thousand cubic feet (Mcf) and 240 million cubic feet per day with put options at a strike price of $6.00 per Mcf. In oil, EnCana has about 126,000 barrels per day (bbls/d) of expected 2007 oil sales with downside price protection, comprised of 34,500 bbls/d under fixed price contracts at an average price of $64.40 per barrel, plus put options on 48,500 bbls/d at $65.00 per barrel and 43,000 bbls/d at an average price of $44.44 a barrel. This price hedging strategy helps assure that cash flow is adequate to fund EnCana’s capital programs.
Purchases under the renewed NCIB may commence on November 6, 2006 and may be made until November 5, 2007. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition. EnCana believes that the purchase of its common shares will help create value for the company’s shareholders.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American natural gas producer and a technical and cost leader in the in-situ recovery of oilsands bitumen. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to potential common share purchases under the company’s Normal Course Issuer Bid and the projected source of funds therefor; free cash flow which may be generated in 2007 and beyond, and potential uses for such free cash flow, including debt reduction and dividend payments; and projected 2007 production levels subject to downside price protection. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s ability to replace and expand oil and gas reserves; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh Vice-President, Investor Relations (403) 645-2194	Alan Boras Manager, Media Relations (403) 645-4747
Paul Gagne Manager, Investor Relations (403) 645-4737
Ryder McRitchie Manager, Investor Relations (403) 645-2007

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